    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 25, 1999


                                                      REGISTRATION NO. 333-71967
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                                ---------------


                                AMENDMENT NO. 3
                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                           --------------------------

                           CELLNET DATA SYSTEMS, INC.
             (Exact name of registrant as specified in its charter)

       DELAWARE                      94-2951096
       (State of           (I.R.S. Employer Identification
    incorporation)                      No.)

                               125 SHOREWAY ROAD
                          SAN CARLOS, CALIFORNIA 94070
                                 (650) 508-6000
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                           --------------------------

                               JOHN T. LAMACCHIA
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                           CELLNET DATA SYSTEMS, INC.
                               125 SHOREWAY ROAD
                          SAN CARLOS, CALIFORNIA 94070
                                 (650) 508-6000
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   COPIES TO:
                             BARRY E. TAYLOR, ESQ.
                            TREVOR J. CHAPLICK, ESQ.
                        WILSON SONSINI GOODRICH & ROSATI
                            PROFESSIONAL CORPORATION
                               650 PAGE MILL ROAD
                        PALO ALTO, CALIFORNIA 94304-1050
                                 (650) 493-9300
                           --------------------------

    Approximate date of commencement of proposed sale to the public: FROM TIME TO TIME AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.

    If the only securities being registered on this Form are to be offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / __________
    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / __________
    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                           --------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PROSPECTUS
(Subject to completion, dated August 25, 1999)


                                8,942,517 SHARES
                           CELLNET DATA SYSTEMS, INC.
                                  COMMON STOCK

                               ------------------


    This prospectus relates to the public offering, which is not being underwritten, of up to 8,942,517 shares of our common stock by the selling stockholders identified in this prospectus.



    The prices at which such stockholders may sell the shares will be determined by the prevailing market prices for the shares or in negotiated transactions. We will not receive any of the proceeds from the sale of the shares.


                            ------------------------


    THE SHARES OFFERED IN THIS PROSPECTUS INVOLVE A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY CONSIDER CERTAIN "RISK FACTORS" IN DETERMINING WHETHER TO BUY ANY COMMON STOCK. SEE PAGE 6.


                             ---------------------


    CellNet's Common Stock is listed on the Nasdaq National Market under the symbol "CNDS." On August 24, 1999 the closing price of the Common Stock was $7.00 per share.


                            ------------------------


   NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES
    COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED
      IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO
                      THE CONTRARY IS A CRIMINAL OFFENSE.


                            ------------------------


                 THE DATE OF THIS PROSPECTUS IS AUGUST 25, 1999

                               TABLE OF CONTENTS



                                                                                                                PAGE
                                                                                                                -----
The Company................................................................................................           3

Risk Factors...............................................................................................           6

Use of Proceeds............................................................................................          20

Selling Stockholders.......................................................................................          20

Plan of Distribution.......................................................................................          20

Legal Matters..............................................................................................          22

Experts....................................................................................................          22

Where You Can Find More Information........................................................................          22

Information Incorporated by Reference......................................................................          22

                                  THE COMPANY



    CellNet has designed, developed and is commercially deploying innovative wireless data communications networks which are capable of monitoring millions of devices at fixed locations (or fixed endpoints). The primary application of our network is the provision of commercial, industrial and residential network meter reading services to electric, gas and water suppliers. The meter reading services for electric suppliers position us to benefit from the deregulation of the electric utility industry. As of June 30, 1999, we had approximately 4,344,000 meters under long-term contracts and a potential 500,000 meters under an agreement with C-3 Communications, of which a total of approximately 2,340,000 meters were generating revenues (which we refer to as in revenue service). Our network uses radio devices fitted to utility meters and other fixed endpoints that are capable of reading and reporting data from each meter every few minutes. Through extremely efficient use of licensed radio frequencies (which is referred to as frequency spectrum), our network has substantial additional capacity to service non-utility applications that require low-cost monitoring of other devices at fixed locations, such as home security and remote status monitoring of vending machines and office equipment.



    We believe that we have an early market opportunity to offer wireless data communications services on a broad commercial scale for utility and selected non-utility applications. Our network is distinguished by the following advantages:



    - sufficiently low infrastructure and operating costs to permit cost-effective utility meter reading and other applications for monitoring devices at fixed locations;



    - highly efficient use of licensed radio frequency or spectrum; the equivalent of approximately a single voice channel is needed to operate a network;



    - proprietary software specifically designed to manage real-time data collection from millions of devices at fixed locations; and



    - open systems architecture designed to allow new applications to be added incrementally to our system.


    The electric utility industry is undergoing a fundamental and broad-based transition. The traditional utility structure, consisting of a vertically integrated system operating as a natural monopoly with rates set in relation to cost, has historically presented utilities with little incentive to improve service quality or operating efficiency. Similar to the regulatory evolution that has already taken place in the transportation and telecommunications industries, customer demands and regulatory mandates by federal and state governments are opening the electric utility market to competition, thus forcing electric utilities to transform themselves from regulated monopolies into competitive enterprises. While regulatory initiatives vary from state to state, many involve a shift from rate-of-return rate making, in which a utility's rates are determined by its return on assets, to performance-based rate making, in which a utility's rates and profitability are based upon its cost, efficiency and service quality.


    With deregulation of the electric utility industry underway, established utilities are under increasing regulatory, consumer and competitive pressures. The changing regulatory environment means that other utility industry participants, including energy service providers, power marketers, brokers and aggregators, system operators, power exchanges, and scheduling coordinators, will be seeking viable strategies to enter a market traditionally dominated by established utilities. We believe our network meter reading services offer a state-of-the-art solution to the demands created by the increased regulatory and competitive pressures within the energy service industry. Our meter reading service is delivered through a proven, efficient, and low-cost network which is designed for rapid implementation due to the flexible architecture. Our network is designed to enable both established utilities and other utility industry participants to offer:

    - pricing based on the amount of time their customers use resources (referred to as time-of-use pricing plan),



    - monitoring which enables different pricing based on whether usage is during time of peak demand,



    - the ability to forecast the demand for electrical power by monitoring consumption patterns.



    - real-time responses to billing inquiries and detection of locations of power outage,



    - meter reading upon demand by customers at any given time,


    - customized billing functions, and

    - customer access to consumption, rate and billing information.


Our system allows utilities to respond effectively to regulatory changes, reduce costs and enhance their operating efficiencies, defer capital spending and implement customer retention plans and facilitate market entrance by new power market participants.



    We are actively targeting the largest Metropolitan Statistical Areas, and consolidated Metropolitan Statistical Areas, which together represent a majority of the approximately 230 million electric, gas and water meters in the United States, and other areas of high population density, state-by-state, as deregulation becomes effective. We believe that utilities and other utility industry participants operating in or entering these densely populated areas will be most affected by increasing competitive and regulatory pressures. These pressures will likely prompt established utilities to improve their efficiency and service levels, and we believe that our network and services would facilitate this improvement. However, the utility industry has generally been characterized by long purchasing cycles and cautious decision making. Although the uncertainty surrounding proposed regulatory changes in some states may have caused, and may continue to cause, additional delays in purchasing decisions by established electric and gas utilities, we believe that actual implementation of utility deregulation will ultimately accelerate purchasing decisions by established utilities. We are evaluating new opportunities arising from deregulation. Our open systems architecture is designed for deployment strategies focused either on established utilities or other utility industry participants, or both, without requiring significant modifications to our network system.



    We have existing long-term contracts to provide NMR services to Kansas City Power & Light Company for approximately 437,000 meters, AmerenUE (formerly known as the Union Electric Company) for approximately 1,264,000 meters, Northern States Power Company for approximately 1,087,000 meters, Puget Sound Energy, Inc. for approximately 800,000 meters and Indianapolis Power & Light Company for approximately 420,000 meters. Each of these contracts results from our strategy of saturation deployment which is designed to provide widespread meter reading services for commercial, industrial and residential network meters to existing utilities. Under this strategy, we build out a network to cover every meter in a utility's designated service area. To implement the strategy, we build out our wide area network and local area network concurrently. The network begins generating revenue shortly after individual meters come on-line, and new meters can be added incrementally. We have ongoing discussions concerning additional contracts of a similar kind with other utilities in the United States.



    We began actively targeting non-utility energy providers (which are called new power market participants) in September 1997. We have entered into various contracts with energy service providers and energy aggregators, including contracts with nonregulated power marketing arms of the nation's large utilities and energy providers for the provision of network meter reading services in California. We expect to enter into similar arrangements with additional power market participants both in California and in other states where deregulated markets open up further opportunities for the deployment of our networks. Each of these contracts results from our alternative "broad deployment" strategy, which is a slight variation of our saturation deployment strategy outlined above. Under our broad deployment strategy, we first deploy our wide area network in service areas where the largest consumers of energy are located and where energy consumers and other power market participants are most likely to value our services and/or to concentrate their marketing efforts. As contracts for the provision of network meter reading services are obtained, we build out our local area network on an incremental basis as necessary to service those customers or for advanced coverage of certain areas. Broad deployment offers energy service providers who lack the established utilities' designated geographical customer bases the flexibility to build as they grow or to pursue particular market niches. It also offers established utilities, which are not yet prepared to commit resources to a long-term saturation deployment project, the opportunity to cover a portion of their customers initially and to increase coverage in their service areas over time, potentially to all of their meters.



    By using networks deployed under either the saturation or broad deployment strategy, we are also able to offer network meter reading information metering services directly to energy consumers, to the extent that the information provided by such services is not being made available to them by their own utility or energy service provider. Use of these networks also allows us to offer sub-metering network meter reading services to industrial and commercial customers who desire to itemize their overall energy usage by monitoring the energy consumption of particular heating, ventilation and air conditioning system components, individual manufacturing processes or pieces of equipment, or individual departments.



    We believe our frequency-efficient networks will have substantial excess capacity to service non-utility applications requiring low-cost monitoring of devices at fixed locations. Potential non-utility applications of our systems include remote status monitoring of home security systems, vending machines, office equipment, parking meters and other equipment as well as remote control of traffic lights. We believe that our utility networks will provide an excellent platform to position us as a leading wholesale provider of wireless data communications services for such non-utility applications.



    We believe that a significant international market also exists for its services with several hundred million electric, gas and water meters outside of the United States and comparable opportunities for non-utility applications. We are pursuing international markets through an existing joint venture with Bechtel Enterprises, Inc. The joint venture, BCN Data Systems L.L.C., has concentrated its initial efforts on entering the market in the United Kingdom and is also considering opportunities in Australia and elsewhere.



    Our principal executive office is located at 125 Shoreway Road, San Carlos, California 94070, (650) 508-6000.

                                  RISK FACTORS



    INVESTING IN OUR COMMON STOCK ENTAILS SUBSTANTIAL RISK. YOU SHOULD PURCHASE SHARES ONLY IF YOU CAN AFFORD A COMPLETE LOSS. YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS AND OTHER INFORMATION CONTAINED IN THIS PROSPECTUS BEFORE DECIDING TO INVEST IN SHARES OF OUR COMMON STOCK.



WE WILL NOT EARN SIGNIFICANT REVENUES UNLESS OUR AUTOMATED METER READING SYSTEM SERVICES ACHIEVE BROAD ACCEPTANCE IN THE UTILITY INDUSTRY.



    Our ability to earn significant revenues depends upon the rate at which utilities, new power market participants and their customers decide to use our network meter reading and other services.



    The utility industry historically has been slow and deliberate in making decisions to adopt new technology, such as our services. Utilities can take up to several years to complete a major decision to adopt new technology. The decision-making process of utilities can involve multiple stages including:


    - the formation of evaluation committees,

    - a review of different technical options,

    - technology trials,

    - equipment testing and certification,

    - performance and cost justifications,

    - regulatory review,

    - one or more requests for vendor quotes and proposals, and

    - budgetary approvals and other steps.


    As a result of this lengthy decision-making process, only a limited number of utilities have purchased our services to date, and we cannot predict the timing or extent to which participants in the utility industry will adopt our services.



WE DERIVE A SIGNIFICANT PORTION OF OUR REVENUES FROM A LIMITED NUMBER OF UTILITIES.



    We currently derive almost all of our revenues from long-term services contracts with a limited number of established utilities. During the six months ended June 30, 1999, 96% of our revenues were derived from our contracts with Kansas City Power & Light Company, AmerenUE, Northern States Power Company and Puget Sound Energy, Inc. During 1998, 92% of our revenues were derived from our contracts with Kansas City Power & Light Company, AmerenUE and Northern States Power Company. Accordingly, if any of these or other utilities that account for a significant portion of our revenues decides to significantly reduce the level of our services, our revenue levels and our business would suffer.



IF WE FAIL TO DEVELOP NON-UTILITY SERVICES THAT ACHIEVE COMMERCIAL ACCEPTANCE, OUR ABILITY TO ACHIEVE FUTURE GROWTH WILL BE SIGNIFICANTLY IMPAIRED.



    We plan to generate a significant revenues in the future from non-utility services as part of our long-term business plan. These potential non-utility services may include home security, remote status monitoring of vending machines, office equipment and parking meters and other equipment, as well as remote control of traffic lights. We currently have no contracts to deploy these non-utility services on a commercial scale. We cannot predict the extent to which we will develop these services, in part because these services require us to deploy our wireless networks. In addition, if developed, these services may not achieve market acceptance. If we fail to develop these services or if these services fail to achieve commercial acceptance, our prospects for future growth will be significantly impaired.

WE WILL DEPEND ON THIRD PARTIES TO PENETRATE NEW MARKETS.



    Our ability to penetrate new markets and gain access to new customers would be impaired without forming relationships with leading companies. These relationships will enable us to expand existing markets, enter new markets and access certain customers that we cannot otherwise reach economically by ourselves. We are currently investing, and plan to continue to invest, significant resources to develop these relationships. We believe that our success in penetrating markets for utility and non-utility applications of our network will depend in large part on our ability to develop and maintain these relationships.



WE EXPECT TO CONTINUE TO EXPERIENCE SIGNIFICANT LOSSES FOR AT LEAST THE NEXT SEVERAL YEARS BECAUSE WE WILL INCUR NETWORK DEPLOYMENT COSTS IN ADVANCE OF RECEIVING REVENUES FROM SERVICES OFFERED THROUGH THE NETWORK.



    We expect to continue to incur significant operating losses for at least the next several years because we will incur significant network deployment costs before we receive revenues from the services we offer using the network. In the deployment of our networks, we expect to follow either:



    - what we refer to as a "saturation deployment" strategy, which involves the deployment of a network to cover all or a substantial portion of the meters in a utility's designated service area, or



    - what we refer to as a "broad deployment" strategy, in which the network would be installed incrementally to cover service areas where the largest consumers of energy or other utility services are located and where we expect to be able to secure an adequate number of service contracts with non-utility clients, to justify network installation and operation.



In either case, we expect that these networks will be installed before fixed endpoints are in revenue service and are generating revenues adequate enough to cover the costs of network construction and associated operating costs. The installation of each saturation deployment network generally will require two to four years after a services contract has been signed. Service revenues from both types of such networks are not expected to exceed our capital investments and expenses incurred to deploy and operate such networks for several years.



DELAYS IN, AND INCREASED COSTS ASSOCIATED WITH, THE CONSTRUCTION OF OUR NETWORKS MAY ADVERSELY AFFECT OUR ABILITY TO ACHIEVE PROFITABILITY OR POSITIVE CASH FLOW.



    We do not begin to receive initial recurring revenues under a services contract until portions of the network become operational. As each portion of the network becomes operational, we will receive revenues associated with only the operational portion of the network. Accordingly, delays or difficulties in the network installation process and in making a network operational will delay our ability to earn revenue and increase deployment costs.



    In addition, we have in the past and may in the future incur costs in the construction of our networks that exceeds our budgets. The cost of network deployments varies based upon a wide variety of factors, including:


    - radio frequency characteristics,


    - the size of a service territory and density of the fixed endpoints within such territory,


    - cost of site leases,

    - the nature and sophistication of services being provided,


    - the costs of acquiring radio frequencies,


    - governmental approvals costs and fees, and

    - local labor rates and other economic factors.


    If one or more of these network construction costs exceed our budget, our ability to achieve profitability or positive cash flow would be impaired.

OUR OPERATING RESULTS ARE DIFFICULT TO PREDICT BECAUSE THEY WILL FLUCTUATE SIGNIFICANTLY.



    Our operating results will be difficult to predict because of significant fluctuations due to a variety of factors, including the following factors:


    - the rate at which established utilities, other utility industry participants and utility customers enter into new services contracts;

    - capital expenditures and other costs relating to the expansion of operations;


    - the introduction of new services by us or our competitors and the mix of services sold;



    - pricing changes and new service introductions by us and our competitors and prices charged by suppliers.



    - the effects of governmental regulations and regulatory changes;



    - industry-specific conditions in the utility industry;



    - the effect of certain pricing, service or marketing decisions; and



    - the outcome of strategic relationships.



    Any of these factors could have a substantial impact on our operating results in any given quarter.


WE HAVE A SIGNIFICANT AMOUNT OF DEBT AND PREFERRED STOCK WHICH WILL REQUIRE US TO GENERATE SUBSTANTIAL CASH FLOW IN ORDER TO SATISFY OUR OBLIGATIONS.


    We have substantial outstanding indebtedness. We intend to incur substantial additional indebtedness to finance operations and to install networks. As a result, we will have a substantial debt balance and related debt service obligations, including the following:



    - We have $654.1 million in aggregate principal amount due at maturity of 14% Senior Discount Notes due 2007 which we issued in 1997. We will be required to pay cash interest on the 1997 notes commencing April 1, 2003 and repay the 1997 notes on October 1, 2007.



    - In May 1998, CellNet Funding LLC, our wholly-owned finance subsidiary, completed its offering of preferred securities, which will fully accrete to a face value of $110.0 million on June 1, 2010. The preferred securities bear a cumulative dividend at the rate of 7% per annum. Funding is required to pay quarterly dividends in cash on the preferred securities through June 1, 2001, and thereafter, in cash or shares of our common stock, at the option of Funding. The preferred securities are subject to mandatory redemption on June 1, 2010 at a redemption price of 100% of the liquidation preference of the preferred securities, plus accrued and unpaid dividends, if any. We have provided the holders of the preferred securities certain guarantees of payment of dividends, distributions, and redemptions.



    - In November 1998, two of our wholly-owned subsidiaries each entered into the revolving credit agreements with a group of banks, which provide for borrowings of $60.0 million and $15.0 million, respectively, through December 31, 2007, at which time the revolving credit agreements expire. Borrowings are secured by the wholly-owned subsidiaries' assets, contracts and leases. Borrowings bear interest at the wholly-owned subsidiaries' option at various rates based on the lead bank's prime rate, or margins above the federal funds rate or LIBOR. At June 30, 1999, the wholly-owned subsidiaries had outstanding advances totaling $49.4 million.



    - One of our wholly-owned subsidiaries entered into a term loan agreement with one of its customers, which provides for borrowings of up to $40.0 million. Borrowings bear interest at 6.5% per annum and are secured by the subsidiary's assets, contracts and leases. The Term Loan provides for monthly drawdowns. Interest on the drawdown is payable quarterly. The drawdowns are payable on June 30, 2004. At June 30, 1999, the wholly-owned subsidiary has outstanding drawdowns of $20.5 million.



    Our ability to meet our debt service requirements will depend upon achieving significant and sustained growth in our cash flow. Our ability to generate such cash flow is subject to a number of risks and contingencies, including:



    - we may not obtain a sufficient number of new services contracts on terms favorable to us;


    - network installations may not be completed on a timely basis;


    - revenues may not be generated quickly enough to meet our operating costs and debt service obligations;



    - the operating and/or capital costs associated with the installation and maintenance of our networks could be higher than projected;



    - our wireless systems could experience performance problems; and



    - the adoption of our services could be less widespread than anticipated.



    As a result, our operations may not generate cash flow sufficient to meet our debt service obligations. If that happens, we will have to take actions which could adversely affect our business, such as to reduce or delay planned capital expenditures, sell assets, restructure or refinance our indebtedness or seek additional equity capital, which we may be unable to do. In particular, there is a risk that we would be unable, if needed, to refinance the 1997 notes prior to the date cash interest payments become due and payable on the 1997 notes or at their maturity date. Such inability to refinance the 1997 notes could result in cross-defaults under other indebtedness, our preferred stock and Funding's preferred securities. If this happens, the holders of such indebtedness would have certain enforcement rights, including the right to accelerate such debt and the right to commence an involuntary bankruptcy proceeding against us.



WE WILL REQUIRE A SUBSTANTIAL AMOUNT OF CAPITAL IN THE FUTURE TO FINANCE OUR NETWORKS AND OUR OPERATIONS.



    We will require substantial additional funds for the development, commercial deployment and expansion of our networks, and for funding operating losses. As of June 30, 1999, we had $47.0 million in cash, cash equivalents and short-term investments. We intend to raise a substantial amount of additional capital in 1999 and expect that we will continue to require substantial amounts of additional capital in the future. Depending upon the number and timing of any new services agreements and upon the associated network deployment costs and schedules, we may require additional equity or debt financing earlier than estimated in order to fund our working capital and other requirements. Additional financing may not be available when required or, if available, it may not be on terms satisfactory to us. If we issue equity securities, the ownership percentage of our stockholders would be reduced, and the new equity securities may have rights, preferences or privileges senior to those of existing holders of our common stock.



    If we are unable to obtain funds necessary to meet required payments on our indebtedness, we could be in default under the terms of the agreements governing our indebtedness. If this happens, the holders of such indebtedness would have certain enforcement rights, including the right to accelerate such debt and the right to commence an involuntary bankruptcy proceeding against us.



WE EXPECT THAT SUBSTANTIAL AND INCREASING COMPETITION WILL MAKE IT MORE DIFFICULT TO SIGN NETWORK SERVICES CONTRACTS FOR UTILITY AND NON-UTILITY APPLICATIONS.


    Electronics, communications and utility product companies are beginning to develop various wireless network meter reading systems as a result of the deregulation of the electric utility industry and the potential market for other applications once a common infrastructure is in place. A number of these systems currently compete, and others may in the future compete, with our system. Deregulation will likely cause competition to increase. We believe that at this time our most significant direct competitor in the marketplace is Itron, an established manufacturer and seller of hand-held and drive-by automated meter reading equipment for utilities. Itron is currently providing to customers its Genesis-TM- system, a wireless radio network marketed as similar to ours for meter reading purposes.



    There are other potential alternative solutions to our network meter reading services including traditional wireless solutions. For example:


    - Mtel has announced that it intends to adapt its technology to carry data from local area networks operated by third parties who would offer residential services similar to network meter reading some time in 1999, with the development of endpoint radios and network management capabilities being left to other independent companies.


    - Whisper Communications has been offering its True 2 Way-TM- fixed-based radio frequency architecture communications technology for automated meter reading and other services and has several trials and one deployment underway.



    - Metricom, a provider primarily of subscriber-based, wireless data communications for users of portable and desktop computers, has been involved in the automated meter reading market through trials with Whisper Communications.



    - Schlumberger is working with a number of companies including us, to conduct pilot trials of utility network automation systems.



    - Other wireless communications providers who have entered the market for utility and commercial data services include cellular control channel companies such as Cellemetry and Aeris Communications. These companies offer low bandwidth services that compete with some of our metering applications.



    - Several companies are offering telephone-based network automated meter reading services or equipment. Among these are Teldata, Inc. and American Innovations. Bell South Wireless (formerly, Ram Mobile Data) offers data services that may compete with a variety of our data services. Established suppliers of equipment, services and technology to the utility industry, such as Asea Brown Boveri and General Electric, could expand their current product and service offerings so as to compete directly with us although they have not yet done so. Communications or technology companies may also seek to adapt new or existing technology to serve this market.



    Many of our present and potential future competitors have substantially greater financial, marketing, technical and manufacturing resources, name recognition and experience than us. As a result, our competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements or to devote greater resources to the development, promotion and sale of their products and services than us. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties that increase their ability to address the needs of our prospective customers. Accordingly, it is possible that new competitors or alliances among current and new competitors may emerge and rapidly gain significant market share. We may be unable to compete successfully against current and future competitors, and any failure to do so would harm our business.



NEW TECHNOLOGIES MAY RENDER OUR SERVICES OBSOLETE IF WE FAIL TO CONTINUE TO ENHANCE OUR TECHNOLOGIES.



    Market acceptance of our services will depend, in part, on our ability to develop new technology and enhance our existing hardware, software and wireless communications technology. Significant technological advances occur rapidly in our industry and frequently in the telecommunications industry. For example, the advent of computer-linked electronic networks, fiber optic transmission, advanced data digitization technology, cellular and satellite communications capabilities, specialized mobile radio services and PCS and other commercial mobile radio services have radically expanded communications capabilities and market opportunities. Future advances may render our technology obsolete or less cost effective than competitive systems or erode our market position. If this happens, our ability to gain new customers and achieve revenue growth would be adversely affected.



THE DELIVERY OF OUR SERVICES DEPENDS ON OUR ACCESS TO RADIO FREQUENCY SPECTRUM, WHICH IS COSTLY AND SUBJECT TO REGULATION BY THE FCC.



    Our network equipment uses radio spectrum for the transmission of data over a radio frequency. As such, it is subject to regulation by the FCC. We currently utilize the 928/952 MHz frequencies allocated for use for Multiple Address Systems ("MAS"), and the 902-928 MHz allocated for use on generally available frequencies. Both bands are used for our internal transmission and processing of data from meters to our centralized computer systems. We provide meter reading and other information services to our customers utilizing the data collected over these wireless networks.



    MAS frequencies are licensed by the FCC on an exclusive basis, and we have acquired licenses to operate on these frequencies in several of the largest Metropolitan Statistical Areas of the country. However, MAS spectrum has not been acquired and may not be available in every area in which we have existing or prospective customers.



    In addition, on July 1, 1999, the Federal Communications Commission imposed an indefinite "freeze" on the licensing of any new MAS frequencies, which, until lifted or waived, prevents us from acquiring any new spectrum at this time. This freeze could impact our ability to expand existing systems or to implement systems for prospective customers. While we are seeking relief from this freeze as appropriate to avoid these consequences, we cannot be sure that such relief will be granted. Furthermore, the Commission has re-initiated a proceeding which may significantly alter the procedures for obtaining new licenses for MAS spectrum, and there is a possibility that we may no longer be eligible for all of the available MAS frequencies, or that we may have to obtain future MAS spectrum in FCC-implemented auctions. We may also be required to incur substantial expense either to obtain licenses in the MAS frequencies we currently use or to develop technologies capable of operating in alternative frequencies.



    We do not require any license to operate equipment in the generally available spectrum, although with limited exceptions, the equipment must be certified by the Commission prior to marketing and operation. While we believe that we have obtained all required certifications, the FCC could modify its requirement for such equipment.



    Moreover, the FCC's rules governing the use of the 902-928 MHz band accommodate both licensed services and unlicensed services, with varying levels of interference protection. The Commission recently completed a nationwide auction of licenses to use the 902-928 MHz band for the Location and Monitoring Service ("LMS"). While the rules are intended to protect us from LMS operations so long as we operate our equipment within certain technical parameters (which we currently satisfy), the authorization of additional LMS licenses could adversely impact our operations in any given location.



CHANGES IN FCC REGULATION COULD LIMIT THE FUTURE AVAILABILITY OF RADIO FREQUENCY SPECTRUM AND REQUIRE US TO OBTAIN LICENSES, WHICH COULD BE COSTLY.



    In March 1999, the Commission published for public comment a NOTICE OF PROPOSED RULE MAKING in WT Docket No. 99-87, proposing revised for the licensing of private services generally, including MAS, as a result of the changed auction authority. In July 1999, the FCC also published for public comment a FURTHER NOTICE OF PROPOSED RULE MAKING in WT Docket No. 97-81 regarding the future licensing of MAS spectrum. This FURTHER NOTICE follows an earlier NOTICE OF PROPOSED RULE MAKING, released in

February 1997. Both of these proceedings were initiated in response to recent Congressional changes expanding the Commission's authority to issue licenses by auction. Under this new authority, all mutually exclusive applications for spectrum, including spectrum used for common carrier and private services, are subject to assignment by auction, except for spectrum used for "public safety radio services." Congress broadly defined "public safety radio services" to include private internal radio services that are used to protect the safety of life, health, or property, and that are not made commercially available to the public.



    Both the NOTICE in Docket 99-87 and the FURTHER NOTICE in Docket 97-81 seek comment on a number of issues, including (of significance to the Company) whether the 928/952 MHz MAS band should be allocated by auction; whether this band should be designated all or in part for "public safety radio services" and thus exempt from auction; how the Commission should determine who qualifies under the "public safety radio services" exemption; and whether a system of geographic area based licensing should replace the current site-by-site process for future licensing of the MAS spectrum. We intend to address the issues raised in these proceedings by submitting comments to the FCC. Depending on what spectrum the FCC chooses to allocate to the public safety services and whether we can qualify under the Commission's definition of a "public safety radio services" exemption, it is possible that we may no longer be eligible for licensing in all or part of the 928/952 MHz band, or that we may have to obtain such spectrum by participating with other entities in an FCC-implemented auction.



    We cannot at this time predict the outcome of either proceeding, or how the final resolution of the proposals in either proceeding will impact the future availability or cost of licenses we need. Given this uncertainty, it is possible that our use of MAS channels would be restricted, thereby requiring us to obtain any future channels in the 928/952 MHz band or in any other MAS band only through auction. Although we believe that additional MAS frequencies will be generally available to us as required, the cost associated with acquiring such spectrum as well as our operating costs could increase, perhaps substantially. Further, we could experience substantial delays in adapting our networks if new rules were adopted.


WE ARE DEVELOPING BUSINESS OUTSIDE OF THE UNITED STATES WHICH EXPOSES US TO INHERENT RISKS OF INTERNATIONAL BUSINESS.


    We have incurred, and will likely continue to incur, significant and increasing expenses in establishing international operations. If revenues generated by international activities or proceeds from financings, are not adequate to offset the expense of establishing and maintaining these international activities, our business will suffer.



    We offer our network meter reading services in international markets through BCN, our international joint venture with Bechtel Enterprises, Inc. We do not expect to generate material revenues from BCN's operations during 1999. International demand for CellNet's or BCN's services and systems may not materialize, and where present, is likely to vary by country, based on many factors including:


    - the degree of regulation in a given country;

    - competitive factors;

    - demand for services;

    - labor costs;


    - the availability of radio spectrum and the costs of acquisition of licensed frequencies; and


    - political and economic conditions.

    We may also need additional partners in particular countries to continue our strategy of pursuing international markets through BCN. BCN anticipates having a majority interest and control over the Board of Directors of entities through which business is carried out in foreign countries. In the event that this does not occur, BCN may not have control over the operations and assets of such entities. In any business venture in which CellNet or BCN decides to participate, there is a risk that the other venture partner may at any time have economic, business or legal interests or goals that are inconsistent with those of CellNet or BCN. It is also possible that a partner will not impose the same or similar accounting and financial controls as CellNet or BCN. In addition, an international partner may be unable to meet its economic or other obligations and CellNet or BCN may be required to fulfill those obligations. Furthemore, the entity's structure or the laws of a foreign country may limit or substantially tax the amount of funds that can be transferred to CellNet or BCN.



    In addition, differing standards among utilities on a country-by-country basis, among other factors, may hinder our ability to develop and implement localized versions of our network meter reading system without significant effort and cost. We have extremely limited experience in developing a localized version of its wireless data communications system for foreign markets to date. We believe BCN's ability to establish business alliances in each international market will be critical to its success. If BCN is unsuccessful in developing, marketing and implementing its system in international markets or in establishing successful business alliances for these markets, BCN's future international operations will suffer and, consequently, so too will our business.



    In addition, there are certain risks inherent in doing business internationally, any of which could harm BCN's potential international operations, including:


    - changes in regulatory requirements, import/export restrictions, tariffs and non-tariff trade barriers;


    - the ability to obtain financing to construct and operate networks;


    - difficulties in staffing and managing foreign operations;


    - longer payment cycles and problems in collecting accounts receivable;



    - fluctuations in currency exchange rates; and



    - potentially adverse tax consequences.


THE RAPID EXPANSION OF OUR BUSINESS HAS PLACED A STRAIN ON OUR MANAGEMENT, PERSONNEL AND OTHER RESOURCES.


    We cannot successfully implement our business model if we fail to manage our growth. We have rapidly and significantly expanded our operations domestically and internationally and expect further expansion to take advantage of market opportunities. Our recent growth has placed, and is expected to continue to place, a significant strain on our managerial, operational and financial resources. We must implement and improve our operational and financial systems and expand or manage our employee base to manage growth effectively. In addition, our systems, procedures or controls may be inadequate to support our operations, in which case management may be unable to exploit opportunities for our services.



WE DEPEND ON KEY PERSONNEL WHO MAY LEAVE US AT ANY TIME.



    Our success substantially depends on the continued employment of our executive officers and key employees. The loss of the services of any of our executive officers or key employees could disrupt our day-to-day operations, result in delays in network construction, or losses of customers, and otherwise harm our business. Substantially all of our employees and officers are employed on an at-will basis. Presently, we do not maintain a "key man" life insurance policy on any of our executives or employees.

OUR FAILURE TO ATTRACT, TRAIN OR RETAIN HIGHLY QUALIFIED PERSONNEL COULD HARM OUR BUSINESS.



    Our future success also depends on our continuing ability to identify, hire, train and retain other highly qualified technical and managerial personnel, the failure of which could harm our business. Competition for such personnel is intense, particularly in high-technology centers such as northern California. In making employment decisions, particularly in high-technology industries, existing employees and job candidates often consider the value of stock options they may receive in connection with their employment. As a result of recent volatility in our stock price, we may be disadvantaged in competing with companies that have not experienced similar volatility or that have yet to sell their stock publicly. If we are unable to attract and retain the necessary technical and managerial personnel, our business will suffer.


DESPITE OUR EFFORTS TO PROTECT OUR INTELLECTUAL PROPERTY, THIRD PARTIES MAY GAIN ACCESS TO OUR PROPRIETARY TECHNOLOGY OR DEVELOP SUPERIOR TECHNOLOGY AND USE IT TO COMPETE EFFECTIVELY AGAINST US.


    Our inability to protect our proprietary rights, and the costs of doing so, could harm our business. We rely on a combination of trade secret protection, copyright, patent, trademark and confidentiality agreements and licensing arrangements to establish and protect our proprietary rights. While we have obtained and applied for patents, and intends to file other applications for patents covering our products and processes, additional patents may not be issued or, if issued, may not provide adequate protection of our proprietary rights. Our success will depend in part on our ability to maintain copyright and patent protection for our products, to preserve our trade secrets and to operate without infringing the proprietary rights of third parties. In addition, any patents issued to us or licensed by us may be challenged, invalidated or circumvented, and the patent rights may not adequately protect our intellectual property rights.



    Since United States patent applications are maintained in secrecy until patents are issued, and since publication of inventions in the technical or patent literature tend to lag behind such inventions by several months, we cannot be certain that we were the first creator of inventions covered by our issued patents or pending patent applications. We also cannot be certain that we were the first to file these patent applications or that no patent conflict will exist with other products or processes which could compete with our products or approach. Despite our efforts, we may not be able to safeguard and maintain these proprietary rights. Our competitors may independently develop and patent technologies that are substantially equivalent or superior to ours. Participants in the wireless industry, including our competitors, typically seek to obtain patents which will provide as broad a protection as possible for their products and processes. There is a substantial backlog of patents pending at the United States Patent and Trademark Office. The issuance of third-party patents could require us to alter our products or processes, obtain licenses or cease certain activities. An adverse outcome with regard to a third-party patent infringement claim could subject us to significant liabilities, require disputed rights to be licensed or restrict our ability to use such technology. We also rely to a substantial degree upon unpatented trade secrets. Our competitors may independently develop or otherwise acquire substantially equivalent trade secrets.


THIRD-PARTY CLAIMS REGARDING INTELLECTUAL PROPERTY COULD LIMIT OUR ABILITY TO PROVIDE NETWORK SERVICES OR REQUIRE US TO OBTAIN LICENSES WHICH COULD BE COSTLY.


    Whether or not we obtain additional patents, others may receive patents that contain claims applicable to products or processes developed by us. If any such claims were to be upheld, we would require licenses. These licenses may not be available on acceptable terms, if at all. In addition, we could incur substantial costs in defending against suits brought against us by others for infringement of intellectual property rights or in prosecuting suits that we might bring against other parties to protect our intellectual property rights. From time to time we receive inquiries with respect to the coverage of our intellectual property rights, and inquiries could develop into litigation.

    In October 1996, Itron, one of our competitors, filed a complaint against us in the Federal District Court in Minnesota, alleging that we infringed an Itron patent which was issued in September 1996. Itron sought a judgment for damages, attorneys' fees and injunctive relief. On January 28, 1999, the Court ruled in favor of us that, as a matter of law, our system did not infringe the Itron patent. The Court also ruled in favor of Itron that the Itron patent was valid against certain prior art. Both parties have appealed the Court's rulings. We believe that the ultimate outcome of the lawsuit is not expected to materially harm our business.



    In April 1997, we filed a patent infringement suit against Itron in the Federal District Court for the Northern District of California, claiming that Itron's use of its electric meter reading Encoder Receiver Transmitter (ERT-Registered Trademark-) device infringes our U.S. Patent No. 4,783,623. We sought an injunction, damages and other relief. On November 2, 1998, the Court ruled that Itron's patent does not infringe upon CellNet's Patent No. 4,783,623. We have appealed the Court's ruling.



WE ARE DEPENDENT ON THIRD-PARTY MANUFACTURERS WHO MAY BE UNABLE TO MEET OUR NEEDS ON A TIMELY OR A COST-EFFECTIVE BASIS.



    We rely and will continue to rely on outside parties to manufacture most of our network equipment such as radio devices and printed circuit boards, who may not be able to meet our manufacturing needs in a satisfactory and timely manner. As we sign additional services contracts, third party manufacturers must significantly ramp-up the amount of manufacturing to be undertaken for us in order to enable us to meet our contractual commitments. In addition, we may be unable to obtain additional manufacturers when and if needed. If we are unable to develop alternative suppliers quickly or cost-effectively, our ability to manufacture and install systems could be impaired, which would harm our business.



    Our reliance on third-party manufacturers involves a number of additional risks, including the absence of guaranteed capacity and reduced control over delivery schedules, quality assurance, production yields and costs. The quality, amount and timing of resources to be devoted to these activities are not within our control, and manufacturing problems may occur in the future. A significant price increase, a quality control problem, an interruption in supply from one or more of such manufacturers or the inability to obtain additional manufacturers when and if needed could harm our business.



WE ARE EXPOSED TO THE RISK OF USING THIRD-PARTY COMPONENTS AND PRODUCTS THAT MAY HINDER OUR ABILITY TO MEET CUSTOMER DEMAND.



    We purchase certain subassemblies, components and network equipment from single sources or from a limited number of sources. We may be affected by general shortages of certain components, such as surface mounted integrated circuits and memory chips. There have been shortages of such materials generally in the marketplace from time to time in the past. Our reliance on such components and on a limited number of vendors and subcontractors involves certain risks, including the possibility of shortages and reduced control over delivery schedules, manufacturing capability, quality and cost. Some components relied upon may have an excessive failure rate or inferior capabilities. A significant price increase or interruption in supply from one or more of such suppliers could harm our business. Although we believe alternative suppliers of subassemblies, components and network equipment are available, our inability to develop alternative sources quickly or cost-effectively could materially impair our ability to manufacture, install and maintain systems. Lead times can be as long as a year for certain components, which may require us to use working capital to purchase inventory significantly in advance of receiving any revenues.



    We also need a significant number of new electric meter products to initiate meter retrofit and replacement in connection with each network deployment and to replace existing meters in the field that are found to be obsolete, worn out or otherwise unsuitable for retrofit and redeployment. Any sudden or material increase in the number of deployments would result in an increase in the number of new electric meters ordered by electric utilities and other utility industry participants. To the extent that electric meter manufacturers are unable or unwilling to increase production in line with such increase in demand, temporarily or over a longer term, deployments may be delayed or postponed, resulting in delayed or postponed revenues from such deployments. Similar situations could also arise in connection with network deployments for gas and water meters.


SYSTEM FAILURES, DELAYS AND INADEQUACIES COULD SIGNIFICANTLY HARM OUR BUSINESS.


    The performance, reliability and availability of our wireless data networks are critical to our reputation and ability to attract and retain customers and earn revenues from network meter reading services as well as non-utility applications. These wireless data networks are vulnerable to damage or interruption from fire, flood, earthquakes, storms and other similar events. Any system failure that causes interruption in the availability of network services, whether caused by an act of God or not, could result in a loss of revenue and, if sustained or repeated, could reduce the attractiveness of our services for future utilities or other customers. The occurrence of any of the foregoing could harm our business.



WE COULD LOSE A SUBSTANTIAL PORTION OF OUR FUTURE REVENUES BECAUSE OUR SERVICES CONTRACTS CAN BE TERMINATED.



    We expect that a substantial portion of our future revenues will come from services contracts of various kinds. These contracts can generally be cancelled or terminated in certain circumstances or in the event we materially fail to meet the agreed network meter reading and other performance standards on a consistent basis. Each of our existing utility services contracts can be terminated by the respective utility without cause in less than ten years. In many instances, these contracts also provide that we will be required to compensate the utilities for the use of its system for non-utility applications. Future services contracts with utilities may contain similar provisions. Contracts with new power market participants generally can be terminated without cause on thirty days prior written notice except to the extent they have already ordered services under the contract. In the event that a services contract is terminated, we may incur substantial losses. In addition, our contracts with other utility market participants will generally have shorter terms than our existing utility contracts.



    Our current contracts with new power market participants generally have terms of one to five years, compared to terms of ten to twenty years generally with utilities. Since a network's service revenues are not expected to exceed our capital investments to deploy such network for several years, the termination or cancellation of one or more significant services contracts would harm our business.



OUR BUSINESS COULD BE AFFECTED BY YEAR 2000 ISSUES.



    Many currently installed computer systems, software products and electronic products are coded to accept only two-digit entries in the date code field. These date code fields will need to accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, CellNet, our suppliers and customers and our potential suppliers and customers, may need to upgrade, repair or replace certain equipment computer systems or software to ensure that our operations will not be adversely impacted by system failures related to "Year 2000" noncompliance.



    We have completed a review of all of our systems and contacted or received disclosure statements from all our material software and other suppliers to determine any major areas of exposure of our systems to Year 2000 issues. We decided to replace our internal legacy corporate information systems beginning in 1998. The replacement systems now in place are certified as Year 2000 compliant. As a result of the internal review to date, we believe that our wireless data networks, through which we provide network meter reading and other services to our customers, are Year 2000 compliant. We believe that our material suppliers will be Year 2000 compliant by the year 2000 given our external review to date. We have also examined our non-IT systems and believe them to be Year 2000 compliant. We continue to monitor our systems and suppliers for any further action needed. We believe that our mission critical systems are Year 2000 compliant. We continue to upgrade our mission critical systems and test such upgrades as we do so.



    To date, we have spent an immaterial amount and do not expect to spend a material amount to review and remedy Year 2000 compliance problems inasmuch as our internal legacy corporate information systems would have been replaced in any case. We expect to spend approximately $4.0 million relating to the replacement of our internal legacy corporate information systems through year-end 1999, of which $3.1 million was incurred through December 31, 1998. Although we believe that our wireless data networks, through which we provide network meter reading and other services to our customers, are Year 2000 compliant, failure to provide Year 2000 compliant business solutions to our customers or to receive such business solutions from our suppliers could result in liability to us or otherwise harm our business. Furthermore, we believe that the purchasing patterns of customers and potential customers may be affected by Year 2000 issues as companies expend significant resources to correct or patch their current software systems for Year 2000 compliance. These expenditures may result in reduced funds available to purchase products and services such as those offered by us, which could harm our business.



    We believe that our worst-case Year 2000 scenarios would most likely relate to problems with the systems of third parties rather than with our internal systems, products or services. Because we have limited ability to assess, control or remediate the Year 2000 problems of third parties, we believe the risks are greatest with infrastructure (e.g., electricity supply and water and sewer service), telecommunications, transportation supply channels and critical suppliers or materials and services over which we exercise little or no control.



    We manufacture some of our network equipment, but relay mainly on outside manufacturers. Each manufacturing site, whether it is ours or that of a third party relies on local private and governmental suppliers for electricity, water, sewer and other needed supplies. Failure of any of these supplies may represent a worst-case scenario in that it might result in the shut down of critical manufacturing plants, a loss of communications with customers and suppliers, and transportation system failures. Backup sources of supply may be inadequate.



    We do not maintain the capability to replace most third-party supplies with internal production or alternate suppliers. Where efforts to work with critical suppliers to avoid or limit the adverse effects of Year 2000 non-compliance problems turn out to be unsuccessful then a worst-case scenario may occur although we anticipate that its duration would not be long. We are not in a position to identify or to avoid all possible adverse Year 2000 scenarios; however, we are currently assessing these scenarios and taking steps to mitigate the impacts of such scenarios if they were to occur.



WE ARE BOUND BY OUR SHAREHOLDERS' AGREEMENT WHICH PROVIDES CERTAIN STOCKHOLDERS GREATER INFLUENCE OVER MANAGEMENT.



    Under the terms of a shareholders' agreement among us and certain stockholders, so long as certain parties to the agreement continue to hold at least 700,000 shares of common stock (as adjusted for stock splits, consolidations or other similar events), we are obligated to nominate for election representatives of certain stockholders as directors any time a vote for directors is taken. The shareholders' agreement gives certain stockholders greater influence over our management and to provide certain stockholders with, among other things, certain registration, first refusal, co-sale and other rights. Other investors in us do not have these rights and would therefore be disadvantaged as a result of this agreement.

WE COULD BE SUBJECT TO SECURITIES ACTIONS AND OTHER LITIGATION, WHICH IF IT OCCURS, WILL DISTRACT MANAGEMENT, RESULT IN SUBSTANTIAL COSTS AND HARM OUR BUSINESS.



    In the past, securities class action litigation has often been filed against companies for various reasons, including after periods of volatility in the market price of their securities. We have been and may be the target of similar litigation in the future. Securities litigation could result in substantial costs and divert management's attention and resources, which could cause serious harm to our business.



OUR STOCK PRICE HAS BEEN AND MAY CONTINUE TO BE VOLATILE WHICH COULD RESULT IN SUBSTANTIAL LOSSES FOR INDIVIDUAL INVESTORS.



    The trading price of our common stock has been highly volatile since our initial public offering and an active market for our stock may not be sustained. Our stock price is likely to continue to be subject to wide fluctuations in response to a variety of factors, including:


    - quarterly variations in operating results;

    - signing new services contracts or securing new customers;

    - consolidations in the industry;


    - technological innovations or the introduction of new products by us or our competitors;


    - developments in patents or other intellectual property rights;


    - industry-specific conditions in the network meter reading services industry and other industries in which our services are provided; and



    - comments or recommendations issued by analysts who follow us and our competitors.



    In addition, in some future period our operating results could be below the expectations of public market analysts and investors. In such event, the price of our common stock could fall substantially. Additionally, the stock market in general, and the market for technology stocks in particular, have recently experienced extreme price and volume fluctuations that are not related to the operating performance of particular companies. These broad market fluctuations could have a significant impact on the market price of our securities.



FUTURE SALES OF OUR STOCK MAY DEPRESS OUR STOCK PRICE.



    A substantial portion of our common stock is presently eligible for immediate sale in the public market subject, in the case of certain shares, to the limitations of Rules 144, 144(k) or 701 under the Securities Act. In addition, the holders of a significant number of such shares of common stock are entitled to certain registration rights with respect to such shares and the number of shares sold in the public market could increase substantially upon exercise of such registration rights. If our stockholders sell substantial amounts of our common stock in the public market, the market price of our common stock could substantially decline.


THE PREFERRED SECURITIES OF OUR SUBSIDIARY EXPOSES US TO PAYMENT OBLIGATIONS.


    In May 1998, Funding completed an offering of preferred securities which will fully accrete to a face value of $110.0 million on June 1, 2010. We have guaranteed Funding's payment obligations on those preferred securities including dividends, distributions and redemption. In the event CellNet Funding is unable pay them, we will be subject to significant obligations that could harm our business.



    The preferred securities bear a cumulative dividend at the rate of 7% per annum. Funding has purchased Treasury Strips sufficient in amount to pay cash dividends on the preferred securities through June 1, 2001 and has deposited the Treasury Strips in escrow with the escrow agent for the benefit of the holders of the preferred securities. Funding is required to pay quarterly dividends in cash on the preferred securities through June 1, 2001, and thereafter, in cash or shares of our common stock, at the option of Funding. The first four dividend payments were made on September 1, 1998 in the amount of $2.2 million, and on each of December 1, 1998, March 1, 1999 and June 1, 1999 in the amount of $1.9 million. The preferred securities are subject to mandatory redemption on June 1, 2010 at a redemption price of 100% of the liquidation preference of the preferred securities, plus accrued and unpaid dividends, if any. The preferred securities involve a high degree of risk, and accordingly, reference must be made to the Risk Factors and other cautionary statements set forth in the Registration Statement on Form S-3 in respect of the preferred securities and in Funding's Reports on Form 10-K and Form 10-Q and other filings by Funding with the Securities and Exchange Commission.



OUR ANTI-TAKEOVER DEFENSES COULD DISCOURAGE AN ACQUISITION THAT A STOCKHOLDER MAY CONSIDER FAVORABLE.



    We have adopted certain anti-takeover measures that may discourage, delay or prevent a merger or acquisition that a stockholder may consider favorable.



    On November 24, 1998, our board of directors adopted a stockholder rights plan and declared a dividend of one preferred share purchase right for each outstanding share of common stock. The rights plan was adopted to protect our stockholders in the event of an unsolicited attempt to acquire us on terms that the board deems are not in the stockholders' best interests. The rights plan does not prevent an acquisition, impact our ability to negotiate a transaction on mutually agreeable terms, or limit our flexibility in responding to offers. Nevertheless, the rights plan could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change of control even if the change of control were at a premium price or favored by a majority of the stockholders.



    We are also authorized to issue additional shares of undesignated preferred stock. The board of directors has the authority, without further action by the stockholders, to issue such stock in one or more series, to fix the rights, preferences, privileges and restrictions thereof. The issuance of such stock may also have the effect of delaying, deferring or preventing a change in control of us, may discourage bids for our common stock at a premium over its market price and may harm the market price of and the voting and other rights of the holders of common stock.



    In addition, we are, and will continue to be, subject to the anti-takeover provisions of the Delaware General Corporation Law, which could have the effect of delaying or preventing a change of control of us. Furthermore, upon a change of control, the holders of our outstanding senior discount notes due 2007 are entitled, at their option, to be repaid in cash. These provisions may delay or prevent changes in control or management of us. All of these factors could harm the price of our common stock and the Funding's preferred securities.



WE HAVE MADE FORWARD-LOOKING STATEMENTS THAT ARE ESTIMATES OR PREDICTIONS THAT CANNOT BE RELIED UPON.



    This prospectus contains forward-looking statements that are based on current expectations that cannot be relied upon and are subject to substantial risks and uncertainties. You can identify these forward-looking statements by words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates" and similar words. Examples of such forward-looking statements include:



    - the rate at which participants in the utility industry adopt our services;



    - our plan to generate revenues from non-utility services;



    - our plan to invest resources to develop third party relationships to penetrate new markets;



    - predictions as to our network deployments and strategies;



    - our ability to generate sufficient cash flow to meet our debt service obligations; and

    - our ability to obtain debt or equity financing as needed.



    Our actual results could differ significantly from those anticipated in the forward-looking statements as a result of a number of factors, including that are outside of our control. The risk factors listed in this section provide examples of risks, and specific uncertainties and events that may cause our actual results to differ materially from the forward looking statements.



                                USE OF PROCEEDS



    We will not receive any of the proceeds from the sale of the shares listed under this prospectus. We will, however, receive proceeds from the the cash exercise of the underlying warrants which were issued to the holders of the selling stockholders in this offering. The selling stockholders were issued their shares as a result of the exercise of such warrants. All proceeds from the sale of the shares will be for the account of the selling stockholders. See "Selling Stockholders" and "Plan of Distribution."



                              SELLING STOCKHOLDERS



    The following table sets forth, as of the date of this prospectus, the names of the selling stockholders, the number of shares of common stock that each selling stockholder owns, the number of shares of common stock owned by each selling stockholder that may be offered for sale from time to time by this prospectus and the number and percentage of shares owned assuming the sale of all shares covered by this prospectus. The shares may be offered by the selling stockholders or by pledgees, donees, transferrees or other successors in interest that receive such shares as a gift or through another non-sale related transfer.



    We may amend or supplement this prospectus from time to time to update the information provided in the table.



                                                         SHARES BENEFICIALLY
                                                            OWNED PRIOR TO       NUMBER OF    SHARES BENEFICIALLY
                                                               OFFERING           SHARES      OWNED AFTER OFFERING
                                                        ----------------------     BEING     ----------------------
NAME OF SELLING STOCKHOLDER(2)                           NUMBER    PERCENT(1)     OFFERED     NUMBER    PERCENT(1)
------------------------------------------------------  ---------  -----------  -----------  ---------  -----------



------------------------


*   Less than 1%.



(1) Based upon 43,125,755 shares of Company common stock outstanding as of the close of business on August 12, 1999.



                              PLAN OF DISTRIBUTION



    The shares of common stock covered by this prospectus may be offered and sold from time to time by the selling stockholders. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale of the common stock covered hereby.

The selling stockholders may sell the shares being offered hereby: (i) on the Nasdaq National Market or otherwise at prices and at terms then prevailing or at prices related to the then current market price; or (ii) in private sales at negotiated prices directly or through a broker or brokers, who may act as agent or as principal or by a combination of such methods of sale. The selling stockholders and any underwriter, dealer or agent who participate in the distribution of such shares may be deemed to be "underwriters" under the Securities Act, and any discount, commission or concession received by such persons might be deemed to be an underwriting discount or commission under the Securities Act.



    In connection with distributions of the shares offered hereby, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of our common stock in the course of hedging the positions they assume with selling stockholders. The selling stockholders may also sell our common stock short and deliver the shares offered hereby to close out such short positions. The selling stockholders may also enter into option or other transactions with broker-dealer or other financial institutions which require the delivery to such broker-dealers or other financial institution of shares offered hereby, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). The selling stockholders may also pledge the shares offered hereby to a broker-dealer or other financial institution, and, upon a default, such broker-dealer or other financial institution, may effect sales of the pledged shares pursuant to this prospectus (as supplemented or amended to reflect such transaction). In addition, any shares offered hereby that qualify for sale pursuant to Rule 144 may, at the option of the holder thereof, be sold under Rule 144 rather than pursuant to this prospectus.



    Any broker-dealer participating in such transactions as agent may receive commissions from the selling stockholders (and, if acting as agent for the purchaser of such shares, from such purchaser). Usual and customary brokerage fees will be paid by the selling stockholders. Broker-dealers may agree with the selling stockholders to sell a specified number of shares at a stipulated price per share, and, to the extent such a broker-dealer is unable to do so acting as agent for the selling stockholders, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to the selling stockholders. Broker-dealers who acquire shares as principal may thereafter resell such shares from time to time in transactions (which may involve crosses and block transactions and which may involve sales to and through other broker-dealers, including transactions of the nature described above) in the over-the-counter market, in negotiated transactions or by a combination of such methods of sale or otherwise at market prices prevailing at the time of sale or at negotiated prices, and in connection with such resales may pay to or receive from the purchasers of such shares commissions computed as described above.



    We have advised the selling stockholders that the anti-manipulation of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this prospectus available to the selling stockholders and have informed them of the need for delivery of copies of this prospectus to purchasers on or prior to sales of the shares offered hereby. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act. Any commissions paid or any discounts or concessions allowed to any such broker-dealers, and any profits received on the resale of such shares, may be deemed to be underwriting discounts and commissions under the Securities Act if any such broker-dealers purchase shares as principal.



    In order to comply with the securities laws of certain states, if applicable, the common stock will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states, the common stock may not be sold unless such shares have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

    Any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under that rule rather than through the registered resale and delivery of this prospectus.



    There can be no assurance that the selling stockholders will sell all or any of the shares of common stock offered under this prospectus.



                                 LEGAL MATTERS


    The validity of the Shares offered hereby will be passed upon by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California, counsel to CellNet.


                                    EXPERTS


    The consolidated financial statements incorporated in this Prospectus by reference from CellNet's Annual Report on Form 10-K for the year ended December 31, 1998 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.


                      WHERE YOU CAN FIND MORE INFORMATION


    We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Accordingly, we file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). You may read and copy any document that we file at the SEC's public reference rooms in Washington, D.C., New York, New York, and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. You can obtain copies of our SEC filings at prescribed rates from the SEC Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549. Our SEC filings are also available to you free of charge at the SEC's web site at http://www.sec.gov.

    Shares of our common stock are traded as "National Market Securities" on the Nasdaq National Market. Documents we file can be inspected at the offices of the National Association of Securities Dealers, Inc., Reports Section, 1735 K Street, N.W., Washington, D.C. 20006.


    This Prospectus is a part of a Registration Statement on Form S-3 (together with all amendments and exhibits, referred to as the "Registration Statement") filed by us with the SEC under the Securities Act of 1993, as amended. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and the shares of Common Stock offered hereby, please refer to the Registration Statement. The Registration Statement may be inspected at the public reference facilities maintained by the SEC at the addresses set forth above. Documents that are filed as exhibits may be found in their entirety, in each instance, when you refer to the copy of such document filed with the SEC.



                     INFORMATION INCORPORATED BY REFERENCE


    The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this Prospectus, and information that we file later with the SEC will automatically update and supersede previously filed information, including information contained in this Prospectus.

    We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until this offering has been completed:

        (1) Our Annual Report on Form 10-K for the fiscal year ended December 31, 1998;


        (2) Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 1999 and June 30, 1999; and


        (3) The description of our common stock contained in the Registration Statement on Form 8-A which was filed on September 23, 1996, and in the Registration Statement on Form 8-A filed on December 9, 1998, each of which was filed pursuant to Section 12 of the Exchange Act, and any amendment or report filed for the purpose of updating such description.

    You may request a free copy of these documents by writing to Investor Relations, CellNet Data Systems, Inc., 125 Shoreway Road, San Carlos, CA 94070, or by calling our Investor Relations department at (650) 508-6000.

    You should rely only on the information incorporated by reference or provided in this Prospectus or a prospectus supplement or amendment. We have not authorized anyone to provide you with different information. This Prospectus does not offer these securities in any state where the offer is not permitted. Also, this Prospectus does not offer to sell any securities other than the securities covered by this Prospectus. You should not assume that the information in this Prospectus or a prospectus supplement or amendment is accurate as of any date other than the date on the front of the document.

    WE HAVE NOT AUTHORIZED ANY PERSON TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION THAT DIFFERS FROM WHAT IS IN THIS PROSPECTUS. IF ANY PERSON DOES MAKE A STATEMENT THAT DIFFERS FROM WHAT IS IN THIS PROSPECTUS, YOU SHOULD NOT RELY ON IT. THIS PROSPECTUS IS NOT AN OFFER TO SELL, NOR IS IT SEEKING AN OFFER TO BUY, ANY SECURITY OTHER THAN THE SHARES OFFERED HEREBY. THIS PROSPECTUS IS NOT AN OFFER TO SELL, NOR IS IT SEEKING AN OFFER TO BUY, THESE SHARES IN ANY JURISDICTION IN WHICH THE OFFER OR SALE IS PROHIBITED. THE INFORMATION IN THIS PROSPECTUS IS COMPLETE AND ACCURATE AS OF ITS DATE, BUT THE INFORMATION MAY CHANGE AFTER THAT DATE.

                            ------------------------


                               TABLE OF CONTENTS



                                                                                                                PAGE
                                                                                                                -----
The Company................................................................................................           3
Risk Factors...............................................................................................           6
Use of Proceeds............................................................................................          20
Selling Stockholders.......................................................................................          20
Plan of Distribution.......................................................................................          20
Legal Matters..............................................................................................          22
Experts....................................................................................................          22
Where You Can Find More Information........................................................................          22
Information Incorporated by Reference......................................................................          22


                            ------------------------

                           CELLNET DATA SYSTEMS, INC.

                                8,942,517 SHARES
                                       OF
                                  COMMON STOCK

                             ---------------------

                                   PROSPECTUS

                             ---------------------


                                AUGUST 25, 1999

                                    PART II
                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    CellNet will pay all expenses incident to the offering and sale to the public of the shares being registered other than any commissions and discounts of underwriters, dealers or agents and any transfer taxes. Such expenses are set forth in the following table. All of the amounts shown are estimates except the SEC registration fee and the Nasdaq National Market listing fee.

SEC registration fee...............................................  $  35,550
NASDAQ National Market listing fee.................................     17,500
Legal fees and expenses............................................     15,000
Accounting fees and expenses.......................................     10,000
Miscellaneous expenses.............................................      5,000
                                                                     ---------
  Total............................................................  $  83,050
                                                                     ---------
                                                                     ---------

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Section 145 of the General Corporation Law of the State of Delaware provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he or she is or is threatened to be made a party by reason of such position, if such person has acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his or her conduct was unlawful; provided that, in the case of actions brought by or in the right of the corporation, no indemnification may be made with respect to any matter as to which such person has been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court determines that such indemnification is proper under the circumstances.


    CellNet's Certificate of Incorporation provides that no director will be personally liable to CellNet or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to CellNet or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for authorizing the payment of a dividend or repurchase of stock or (iv) for any transaction in which the director derived an improper personal benefit.



    CellNet's by-laws provide that CellNet must indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of CellNet by reason of the fact that he or she is or was a director or officer of CellNet, or that such director or officer is or was serving at the request of CellNet as a director, officer, employee or agent of another corporation, partnership, joint venture trust or other enterprise (collectively "Agent"), against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement (if such settlement is approved in advance by CellNet, which approval may not be unreasonably withheld) actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of CellNet, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, will not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of CellNet, and with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.



    CellNet's by-laws provide further that CellNet must indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of CellNet to procure a judgment in its favor by reason of the fact that he or she is or was an Agent against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of CellNet, provided that no indemnification may be made in respect of any claim, issue or matter as to which such person has been adjudged to be liable to CellNet unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought determines upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court deems proper.



    Pursuant to its by-laws, CellNet has the power to purchase and maintain a directors and officers liability policy to insure its officers and directors against certain liabilities.



    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, CellNet has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.


ITEM 16. EXHIBITS.

    Please see Index of Exhibits on Page II-5 below.

ITEM 17. UNDERTAKINGS.

    A.  UNDERTAKING PURSUANT TO RULE 415.


    CellNet hereby undertakes:


        (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

            (i) to include any prospectus required by Section 10(a)(3) Securities Act of 1933 (the "Securities Act");

            (ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement;

           (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

       PROVIDED, HOWEVER, that paragraphs A(1)(i) and A(1)(ii) do not apply if the Registration Statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by CellNet pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") that are incorporated by reference in the Registration Statement;


        (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

        (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of this offering.

    B. UNDERTAKING REGARDING FILINGS INCORPORATING SUBSEQUENT EXCHANGE ACT DOCUMENTS BY REFERENCE.


    CellNet hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the CellNet's annual report pursuant to
Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.


    C.  UNDERTAKING IN RESPECT OF INDEMNIFICATION.


    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of CellNet pursuant to the foregoing provisions, or otherwise, CellNet has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by CellNet of expenses incurred or paid by a director, officer or controlling person of CellNet in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, CellNet will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amendment of the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Carlos, California, on this 25th day of August, 1999.


                                CELLNET DATA SYSTEMS, INC.

                                By:              /s/ PAUL G. MANCA
                                     -----------------------------------------
                                                   Paul G. Manca,
                                     VICE PRESIDENT AND CHIEF FINANCIAL OFFICER

                               POWER OF ATTORNEY

    Each person whose signature appears below constitutes and appoints John T. LaMacchia and David L. Perry, jointly and severally, as attorneys-in-fact, each with the power of substitution, for him or her in any and all capacities, to sign any amendment to this Registration Statement and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting to said attorneys-in-fact, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact or any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.


    Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons on the day of August, 1999 in the capacities and on the dates indicated.



                           SIGNATURE                                      TITLE                            DATE
           ------------------------------------------  -------------------------------------------  ------------------

                     /s/ JOHN T. LAMACCHIA
               ---------------------------------       President, Chief Executive Officer and       August 25, 1999
                       John T. LaMacchia                 Director (Principal Executive Officer)

                       /s/ PAUL G. MANCA               Vice President and Chief Financial Officer
               ---------------------------------         (Principal Financial and Accounting        August 25, 1999
                         Paul G. Manca                   Officer)

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 3 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

                               *
               ---------------------------------       Director                                     August 25, 1999
                         John M. Seidl

                           SIGNATURE                                      TITLE                            DATE
           ------------------------------------------  -------------------------------------------  ------------------

                               *
               ---------------------------------       Director                                     August 25, 1999
                        Neal M. Douglas

                               *
               ---------------------------------       Director                                     August 25, 1999
                      E. Linn Draper, Jr.

                               *
               ---------------------------------       Director                                     August 25, 1999
                       William C. Edwards

                               *
               ---------------------------------       Director                                     August 25, 1999
                          William Hart

*By:
                       /s/ DAVID L. PERRY
               ---------------------------------       Attorney-in-Fact                             August 25, 1999
                         David L. Perry

                               INDEX OF EXHIBITS

  EXHIBIT
  NUMBER                                                   DESCRIPTION
-----------  --------------------------------------------------------------------------------------------------------
       2.1*  Warrant Agreement between the Registrant and The Bank of New York dated as of September 29, 1997.

       2.2*  Warrant Registration Rights Agreement between and among the Registrant, Morgan Stanley & Co., Inc. and
               Donaldson, Lufkin & Jenrette Securities Corp. dated as of September 24, 1997.

       5.1** Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.

      23.1   Consent of Deloitte & Touche LLP, Independent Auditors.

      23.2   Consent of Counsel (included in Exhibit 5.1).

      24.1** Power of Attorney (included on page II-5).

------------------------

 * Incorporated by reference to CellNet's Registration Statement on Form S-4, filed with the SEC on October 15, 1997.

**  Previously filed with this Registration Statement.